AMENDMENT #1 TO INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment is made as of the 26th day of February 2013 by and between Wilshire Associates Incorporated, a corporation organized under the laws of the State of California (“Adviser”), and NWQ Investment Management Company, LLC, a registered investment adviser (“Sub-Adviser”).

WHEREAS, Adviser is the investment adviser of Wilshire Mutual Funds, Inc. (the “Fund”), an open-end diversified management investment company registered under the Investment Company Act of 1940, as amendment consisting of six separate series of portfolios (collectively, the “Fund Portfolios”);

WHEREAS Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement (the “Original Agreement”) as of November 13, 2007 under which Adviser retained Sub-Adviser to furnish investment advisory services for the Wilshire Small Company Value Portfolio;

WHEREAS the Adviser and the Sub-Adviser wish to amend certain of the terms of the Original Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.	Exhibit 2 (Fee Schedule) is hereby amended and restated as follows:

“Adviser shall pay Sub-Adviser, promptly after receipt by Adviser of its advisory fee from the Fund with respect to each Fund Portfolio each calendar month during the term of this Agreement, a fee based on the average daily net assets of each Portfolio Segment as calculated by the custodian, at the following annual rate:

0.77% of Assets

Sub-Adviser's fee shall be accrued daily at 1/365th of the annual rate set forth above and be paid monthly and no later than 15 days after the end of the month for which such fee is being paid. For the purpose of accruing compensation, the net assets of each Portfolio Segment will be determined in the manner and on the dates set forth in the current prospectus of the Fund with respect to each Fund Portfolio and, on days on which the net assets are not so determined, the net asset value computation to be used will be as determined on the immediately preceding day on which the net assets were determined. Upon the termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rata basis through the date of termination and paid within thirty business days of the date of termination.”

2.	This Amendment shall be effective as of April 1, 2013.

3.
Except to the extent expressly amended by the terms of this Amendment, all terms and conditions of the Original Agreement and all other instruments and agreements executed thereunder remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Amendment, all as of the date first written above.

Wilshire Associates Incorporated

By:	/s/Victor Zhang
Name:	Victor Zhang
Title:	President, Wilshire Funds Management

NWQ Investment Management Company, LLC

By:	/s/Darcy A Gratz
Name:	Darcy A. Gratz
Title:	Vice President

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